Filed pursuant to Rule 424(b)(3)

File No. 333-224459

Prospectus Supplement No. 2

(to Prospectus dated October 9, 2018)

76,359,119 Common Shares

SEADRILL LIMITED

This prospectus supplement updates and supplements the prospectus dated October 9, 2018 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-224459). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission on February 26, 2019 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

The Prospectus relates to the resale, from time to time, of up to 76,359,119 common shares of Seadrill Limited being offered by the selling shareholders identified therein.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the New York Stock Exchange under the symbol “SDRL”. Our common shares are also listed on the Oslo Stock Exchange under the symbol “SDRL”.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The permission of the Bermuda Monetary Authority (“BMA”) is required, under the provisions of the Exchange Control Act 1972 of Bermuda (the “Exchange Control Act”) and related regulations, for all issuances and transfers of shares (which includes the common shares) of Bermuda companies to and/or from a non-resident of Bermuda for exchange control purposes, other than in the case where the BMA has granted a general permission. Consent under the Exchange Control Act has been obtained from the BMA for the issue and transfer of the Company’s common shares to persons resident and non-resident of Bermuda for exchange control purposes for so long as the shares of the Company (which would include the common shares) are listed on an “appointed stock exchange” (which would include the New York Stock Exchange and the Oslo Stock Exchange). In granting such consent, the BMA accepts no responsibility for the financial soundness or the correctness of any of the statements made or opinions expressed herein.

The date of this prospectus supplement is February 26, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-TRule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-TRule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release of Seadrill Limited (the “Company”), dated February 26, 2019, reporting fourth quarter 2018 results.

ITEM 2.	EXHIBITS

Exhibit Number	Description

99.1	Press release dated February 26, 2019.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 26, 2019	By:	/s/ Anton Dibowitz
	Name:	Anton Dibowitz
	Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)

3

Exhibit 99.1

Seadrill Limited (SDRL) – Fourth quarter 2018 results

February 26, 2019 - Seadrill Limited (“Seadrill” or “the Company”), a world leader in offshore drilling, announces its fourth quarter results for the period ended December 31, 2018.

Highlights

•	Revenue of $292 million

•	Operating loss of $69 million

•	Adjusted EBITDA[1] of $73 million

•	96% economic utilization[2]

•	Reported net loss of $360 million and net loss per share of $3.62

•	Total cash of $2 billion

•	Seadrill Limited order backlog of approximately $2 billion

•	Added $89 million in backlog since our last earnings report in November

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q4 2018	Q3 2018	% Change
Total Operating Revenue	292	249	17%
Adjusted EBITDA[1]	73	46	59%
Margin (%)	25%	18%
Operating Loss	(69)	(106)	35%

Anton Dibowitz, CEO, commented:

“The offshore drilling market continues to show signs of improvement with increased tendering activity and better contract economics. We expect more activity in 2019 to lead to a tighter supply demand balance and improved pricing in 2020 as the recovery progresses.

We are delighted to have entered into a Joint Venture with Sonangol to manage and operate four rigs focused on the Angolan market. This relationship provides us with access to a market that is expected to show significant growth over the next five years as well as an opportunity to continue expanding our fleet of premium ultra-deepwater rigs.

We remain focused on continued cost reduction and disciplined use of capital including the terms on which we will contract our premium fleet.”

[1]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Fourth Quarter Financial Results

Income Statement

Figures in USD million, unless otherwise indicated	Q4 2018	Q3 2018	% Change
Total operating revenues	292	249	17%
Total operating expenses	(382)	(355)	(8)%
Other operating income	21	—	100%

Operating loss	(69)	(106)	35%

Total financial items and other expense, net	(285)	(137)	(108)%
Income tax expense	(6)	(2)	(200)%

Net loss	(360)	(245)	(47)%

Revenues of $292 million for the fourth quarter (3Q18: $249 million) increased by 17% primarily due to the West Hercules and West Phoenix working at higher dayrates and for more days during the quarter, the West Elara moving to a higher contractual dayrate and the Sevan Louisiana returning to service. This was partially offset by lower floater economic utilization of 93% for the quarter (3Q18: 98%).

Total operating expenses of $382 million for the fourth quarter (3Q18: $355 million) increased by 8%. The main contributors to these movements were vessel and rig operating expenses and depreciation. Vessel and rig operating expenses of $195 million (3Q18: $162 million) increased mainly due to more days in operation for the West Hercules, West Phoenix and Sevan Louisiana than in the prior quarter. Depreciation of $111 million (3Q18: $125 million) was $14 million lower reflecting the write off of certain long term maintenance projects cancelled during the third quarter, not repeated in the fourth quarter.

Other operating income relates to a $21 million overdue receivable that was collected in the quarter which was not recognized as an asset as part of fresh start accounting.

Operating loss was $69 million (3Q18: loss of $106 million) as a result of the movements referred to above.

Adjusted EBITDA for the fourth quarter was $73 million which was higher than our guidance of $35 million primarily due to the overdue receivable mentioned above, our actual repair and maintenance costs, which are expensed, being lower than forecast and the release of certain accruals.

Total financial and other items resulted in an expense of $285 million in the quarter (3Q18: $137 million). The increase in the expense was primarily due to changes in the market value of Seadrill Partners common units and Archer, movements in the market value of our interest rate cap derivatives and results from associated companies after taking into account the unwind of basis differences (See Appendix II).

Income tax expense for the quarter was $6 million (3Q18: $2 million). During the quarter there have been movements on uncertain tax positions and a number of updates to provisions following the filing of returns along with reductions in deferred tax liabilities with respect to unremitted earnings of subsidiaries.

Net loss was $360 million (3Q18: $245 million) resulting in loss per share of $3.62.

Balance sheet

Figures in USD million, unless otherwise indicated	Q4 2018	Q3 2018	% Change
Current assets	2,767	3,036	(9)%
Non-current assets	8,081	8,282	(2)%

Total assets	10,848	11,318	(4)%

Current liabilities	464	597	(22)%
Non-current liabilities	7,311	7,282	—%
Equity and redeemable non-controlling interest	3,073	3,439	(11)%

Total liabilities, redeemable non-controlling interest and equity	10,848	11,318	(4)%

Total current assets were $2.8 billion (3Q18: $3.0 billion). The movement mainly reflects a reduction in restricted cash as the West Rigel sales proceeds were used to purchase Senior Secured Notes due in 2025, mark to market decreases in the carrying value of Seadrill Partners common units and interest rate cap derivatives, partially offset by a loan repayment received from Seabras Sapura which increased restricted cash.

Total non-current assets were $8.1 billion (3Q18: $8.3 billion). The movement was mainly due to the normal depreciation of our drilling units and capital expenditures in the quarter, a reduction in related party receivables from the loan repayment received from Seabras Sapura mentioned above, the amortization of favorable contracts and a decrease in investments in associated companies primarily related to the net loss at Seadrill Partners after factoring in the basis difference and distributions received (see Appendix II).

Total current liabilities were $0.5 billion (3Q18: $0.6 billion). The decrease was primarily due to the redemption of the Senior Secured Notes due in 2025 with the West Rigel sales proceeds.

Total non-current liabilities were $7.3 billion (3Q18: $7.3 billion). The increase was primarily due to movements in uncertain tax positions which were partially offset by debt becoming current related to three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements.

Total equity and redeemable non-controlling interest was $3.1 billion as at December 31, 2018 (3Q18: $3.4 billion), primarily reflecting the net loss for the quarter.

Cash Flow & Liquidity

As at December 31, 2018, total cash was $2.0 billion (3Q18:$2.1 billion) which includes $461 million (3Q18: $560 million) in restricted cash.

•	Net cash provided by operating activities for the three month period ended December 31, 2018 was $33 million (3Q18: $59 million cash used).

•

Net cash provided by investing activities was $13 million (3Q18: $48 million) reflecting the receipt of a loan receivable from the Seabras Sapura JV and the portion of the West Vela dayrate received from Seadrill Partners, partially offset by capex.

•

Net cash used in financing activities was $179 million (3Q18: $29 million) reflecting the redemption of the Senior Secured Notes due in 2025 with the West Rigel sales proceeds and repayments of debt made by the three Ship Finance variable interest entities mentioned above.

Costs

In addition to our own fleet of 35 rigs, we manage 11 rigs for Seadrill Partners, 5 rigs for Seamex and two rigs for Northern Drilling. Reported G&A for the quarter of $31 million (3Q18: $31 million) includes $11 million related to rigs we manage, which is charged out on a cost plus basis and recognised in Other Revenues. Excluding G&A costs related to rigs we manage, G&A for Seadrill Limited’s 35 owned rigs was $20 million (3Q18: $17 million).

Similarly, reported rig operating cost for the quarter of $195 million (3Q18: $162 million) includes approximately $11 million related to rigs we manage, which is charged out on a cost plus basis and also recognised in Other Revenues. Excluding rig operating costs related to rigs we manage, rig operating costs for Seadrill Limited’s 35 owned rigs was approximately $184 million (3Q18: $154 million)

Fleet Status & Utilization

Seadrill owns and operates 19 floaters and 16 jackups and manages Seadrill Partners, SeaMex and Northern Drilling1 units. The fourth quarter status and performance of the group’s delivered rig fleet is as follows:

As at December 31, 2018	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	9	4	n/a	13
Operating floaters economic utilization	93%	99%	n/a	95%
Idle floaters	10	4	n/a	14
Operating jack-ups	8	n/a	5	13
Operating jack-up economic utilization	99%	n/a	99%	99%
Idle jack-ups	8	n/a	—	8
Operating tender rigs	n/a	2	n/a	2
Operating tender rigs economic utilization	n/a	99%	n/a	99%
Idle tender rigs	n/a	1	n/a	1
Total operating rigs	17	6	5	28
Total operating rigs economic utilization	96%	99%	99%	97%
Total idle rigs	18	5	—	23
Total rigs	35	11	5	51

[1]	Northern Drilling units are not in operation and therefore excluded from the table

New Contracts & Backlog

Our contract backlog, as of February 26, 2019, totaled approximately $2 billion. Since our last earnings report in November we have added $89 million of additional backlog as described below:

•

The West Phoenix was awarded a two well contract and six options with Equinor in the UK and Norway expected to commence in direct continuation with its current contract. Three of the options have been exercised resulting in total backlog of approximately $51 million.

•	The West Castor was awarded a contract with Staatsolie in Suriname commencing in March 2019. The total backlog including mobilization is approximately $25 million.

•	The West Callisto was awarded a 6-month extension with Saudi Aramco keeping the unit employed until July 2019 adding approximately $13 million in backlog.

Newbuild Purchase Commitments

We have eight newbuild jack-up commitments with the Dalian shipyard which are non-recourse to Seadrill Limited. In January 2019, Dalian appointed an administrator to restructure its liabilities. We continue to monitor the situation and expect to file the relevant claims in due course.

Non-Consolidated Entities:

In addition to owning and operating our offshore drilling units, we have four other material investments that are not consolidated and which are recognized as either Marketable Securities or Investments in Associated Companies:

Seadrill Partners

We own 35% of Seadrill Partners common units, 16 million of the subordinated units and have direct ownership stakes in two operating companies that are Seadrill Partners subsidiaries: a 49% stake in Seadrill Capricorn Holdings and a 42% stake in Seadrill Operating LP. The combined effect of this is that we have an economic interest in Seadrill Partners of around 65%.

Seadrill Partners owns and operates 8 ultra deepwater drilling units and 3 tender rigs. Revenues for the fourth quarter were $220 million and adjusted EBITDA was $130 million. As at December 31, 2018 it had backlog of $1.0 billion, cash and cash equivalents of $842 million and total debt of $3 billion.

SeaMex Limited

We own 50% of Seamex Limited, a joint venture with FinTech. It owns and operates five jack-up drilling units located in Mexico which are all on contract with Pemex and conclude between 2021 and 2023. Revenues for the fourth quarter were $58 million and EBITDA was $37 million. As at December 31, 2018, it had backlog of $1.1 billion, total cash of $99 million, bank debt of $333 million and two loans from Seadrill totaling approximately $398 million.

Seabras Sapura

We own 50% of Seabras Sapura, a joint venture with Sapura Energy, that owns and operates 6 pipe-laying service vessels in Brazil that are all on contract with Petrobras and conclude between 2019 to 2024. Revenues for the fourth quarter were $124 million and EBITDA was $85 million. As at December 31, 2018 and adjusted for the recently closed amendments to its credit facilities it had backlog of $1.7 billion, total cash of $193 million and total debt of $833 million.

Archer Limited

We own a 15.7% stake in Archer, a global oilfield service company that specializes in drilling and well services. As per Archer’s trading update for Q4 2018 it expects to report revenues of approximately $233 million, EBITDA of approximately $24 million and net interest bearing debt of $586 million. In addition, we have a subordinated convertible loan which matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share.

Subsequent Events

Since the end of the fourth quarter:

•

We established a 50:50 joint venture with Sonangol called Sonadrill, to operate four drillships, focusing on opportunities in Angolan waters. Each of the joint venture parties will bareboat two drillships into Sonadrill and we will manage and operate all the units.

•

We launched a consent solicitation for proposed amendments to our Senior Secured Notes due in 2025 and plan to launch a c.$340 million tender offer at a price of 107 shortly after the successful completion of the consent solicitation. The required majority of Note holders representing greater than 50% of the principal amount outstanding have agreed to consent to the proposed amendments and participate in the tender offer. Following the completion of the tender offer, we expect the outstanding Senior Secured Notes being held by third parties to be reduced from $769 million to $461 million.

•	We received an additional $26 million in January 2019, relating to the overdue receivable that was received in Q4 2018, which will be recognized as other operating income in our first quarter results.

First Quarter Guidance

Adjusted EBITDA for the first quarter of 2019 is expected to be lower than the fourth quarter Adjusted EBITDA at around $60 million primarily reflecting:

•	Downtime on the Sevan Louisiana and West Hercules

•	Receipt of a $26 million overdue receivable that was collected in the quarter

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.”

February 26, 2019

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer

Mark Morris:	Chief Financial Officer

John Roche:	Vice President Investor Relations

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0)208 8114702

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q1 2019 Guidance	Q4 2018	Q3 2018
Operating loss	(86)	(69)	(106)
Depreciation	111	111	125
Amortization of favorable and unfavorable contracts	35	31	27

Adjusted EBITDA	60	73	46

Appendix II - Amortization profile as at Q4 2018

(In $ million)	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20
Amortization of intangible contracts	(31)	(35)	(39)	(38)	(23)	—
Unwinding of basis differences	(28)	(28)	(28)	(18)	(13)	(11)
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(12)

(In $ million)	2019	2020	2021	2022	Thereafter	Total
Amortization of intangible contracts	(135)	(1)	(1)	(1)	(23)	(161)
Unwinding of basis differences	(87)	(38)	(1)	12	1,282	1,168
Amortization of debt fair value discount	(47)	(47)	(47)	(47)	(71)	(259)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the Three Months Ended December 31, 2018 (Successor), and Three Months Ended December 31, 2017 (Predecessor)

	Successor	Predecessor
(In $ millions)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017
Operating revenues
Contract revenues	252	380
Reimbursable revenues	15	11
Other revenues	25	40

Total operating revenues	292	431

Operating expenses
Vessel and rig operating expenses	195	155
Reimbursable expense	14	10
Depreciation	111	197
Amortization of intangibles	31	—
General and administrative expenses	31	59

Total operating expenses	382	421

Other operating items
Impairment of long-lived assets	—	(696)
Loss on disposals	—	(4)
Other operating income	21	9

Total other operating items	21	(691)

Operating loss	(69)	(681)
Financial items and other expense
Interest income	18	10
Interest expense	(130)	(20)
Loss on impairment of investments	—	(841)
Share in results from associated companies (net of tax)	(73)	22
Loss on derivative financial instruments	(34)	(2)
Foreign exchange loss	(1)	(11)
Unrealized loss on marketable securities	(61)	—
Reorganization items	(4)	(1,107)
Other financial items	—	(2)

Total financial items and other expense, net	(285)	(1,951)

Loss before income taxes	(354)	(2,632)
Income tax expense	(6)	(57)

Net loss	(360)	(2,689)

Net loss attributable to the parent	(362)	(2,666)
Net gain attributable to the non-controlling interest	1	(23)
Net gain attributable to the redeemable non-controlling interest	1	—
Basic loss per share (US dollar)	(3.62)	(5.29)
Diluted loss per share (US dollar)	(3.62)	(5.29)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the period from July 2, 2018 through December 31, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and twelve months ended December 31, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Twelve Months Ended December 31, 2017
Operating revenues
Contract revenues	469	619	1,888
Reimbursable revenues	26	21	38
Other revenues	46	72	162

Total operating revenues	541	712	2,088

Operating expenses
Vessel and rig operating expenses	357	407	792
Reimbursable expenses	24	20	35
Depreciation	236	391	798
Amortization of intangibles	58	—	—
General and administrative expenses	62	100	277

Total operating expenses	737	918	1,902

Other operating items
Impairment of long-lived assets	—	(414)	(696)
Loss on disposals	—	—	(245)
Other operating income	21	7	27

Total other operating items	21	(407)	(914)

Operating loss	(175)	(613)	(728)
Financial items and other income and expense
Interest income	40	19	60
Interest expense	(261)	(38)	(285)
Loss on impairment of investments	—	—	(841)
Share in results from associated companies (net of tax)	(90)	149	174
(Loss)/gain on derivative financial instruments	(31)	(4)	11
Gain on debt extinguishment	—	—	19
Foreign exchange loss	(4)	—	(65)
Unrealized loss on marketable securities	(64)	(3)	—
Reorganization items	(9)	(3,365)	(1,337)
Other financial items	(3)	—	(44)

Total financial items and other expense, net	(422)	(3,242)	(2,308)

Loss before income taxes	(597)	(3,855)	(3,036)
Income tax expense	(8)	(30)	(66)

Net loss	(605)	(3,885)	(3,102)

Net loss attributable to the parent	(602)	(3,881)	(2,973)
Net loss attributable to the non-controlling interest	(2)	(6)	(129)
Net (loss)/gain attributable to the redeemable non-controlling interest	(1)	2	—
Basic loss per share (US dollar)	(6.02)	(7.71)	(5.89)
Diluted loss per share (US dollar)	(6.02)	(7.71)	(5.89)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the period from July 2, 2018 through December 31, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and twelve months ended December 31, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Twelve months ended December 31, 2017
Net loss	(605)	(3,885)	(3,102)
Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	—	—	14
Change in fair value of debt component of Archer convertible bond	(3)	—	—
Actuarial gain relating to pension	1	—	(3)
Unrealized gain on interest rate swaps in VIEs and subsidiaries	—	—	2
Share of other comprehensive loss from associated companies	(5)	—	(8)

Other comprehensive income:	(7)	—	5

Total comprehensive loss for the period	(612)	(3,885)	(3,097)

Comprehensive loss attributable to the parent	(609)	(3,881)	(2,976)
Comprehensive loss attributable to the non-controlling interest	(2)	(6)	(121)
Comprehensive (loss)/gain attributable to the redeemable non-controlling interest	(1)	2	—

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2018 and December 31, 2017

	Successor	Predecessor
(In $ millions)	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	1,542	1,255
Restricted cash	461	104
Marketable securities	57	124
Accounts receivable, net	208	295
Amounts due from related parties - current	177	217
Other current assets	322	257

Total current assets	2,767	2,252

Non-current assets
Investment in associated companies	800	1,473
Newbuildings	—	248
Drilling units	6,659	13,216
Deferred tax assets	18	10
Equipment	29	29
Amounts due from related parties - non-current	539	547
Assets held for sale	—	126
Other non-current assets	36	81

Total non-current assets	8,081	15,730

Total assets	10,848	17,982

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	33	509
Trade accounts payable	82	72
Amounts due to related parties - current	39	10
Other current liabilities	310	268
Total current liabilities	464	859

Liabilities subject to compromise	—	9,191
Non-current liabilities
Long-term debt	6,881	485
Long-term debt due to related parties	222	314
Deferred tax liabilities	87	107
Other non-current liabilities	121	67

Total non-current liabilities	7,311	973

Redeemable non-controlling interest	38	—

Equity
Common shares of par value US$0.10 per share: 111,000,000 shares authorized and 100,000,000 issued at December 31, 2018 (Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,518,940 issued at December 31, 2017)	10	1,008
Additional paid in capital	3,491	3,313
Contributed surplus	—	1,956
Accumulated other comprehensive (loss)/income	(7)	58
Retained (loss)/earnings	(611)	225

Total shareholders’ equity	2,883	6,560

Non-controlling interest	152	399

Total equity	3,035	6,959

Total liabilities, redeemable non-controlling interest and equity	10,848	17,982

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from July 2, 2018 through December 31, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and twelve months ended December 31, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Twelve months ended December 31, 2017
Cash Flows from Operating Activities
Net loss	(605)	(3,885)	(3,102)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	236	391	798
Amortization of deferred loan charges	—	—	27
Amortization of favorable and unfavorable contracts	58	(21)	(43)
Share of results from associated companies	89	(149)	(174)
Share-based compensation expense	1	3	7
Loss on disposals	—	—	245
Contingent consideration realized	—	(7)	(27)
Interest unwind on contingent consideration assets	(1)	—	—
Unrealized loss/(gain) on derivative financial instruments	31	4	(76)
Loss on impairment of long lived assets	—	414	696
Loss on impairment of investments	—	—	841
Dividends received from associated companies	32	17	39
Deferred tax (benefit)/expense	(22)	—	7
Unrealized foreign exchange gain on debt	—	—	59
Payments for long-term maintenance	(71)	(78)	(58)
Amortization of discount on debt	23	—	—
Newbuilding settlement claim	—	—	1,064
Gain on derecognition of investment in associated company	—	—	(10)
Gain on debt extinguishment	—	—	(19)
Loss on unrealized marketable securities	64	3	—
Non- cash gain on liabilities subject to compromise	—	(2,977)	210
Fresh start valuation adjustments	—	6,142	—
Other re-organization items	—	6	—
Other, net	(2)	(1)	(2)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	64	29	167
Trade accounts payable	(31)	4	(9)
Prepaid expenses/accrued revenue	12	42	(66)
Deferred revenue	21	(23)	(107)
Related party receivables	7	(13)	(42)
Related party payables	54	(42)	(44)
Other assets	(20)	(62)	93
Other liabilities	34	(10)	(75)

Net cash (used in)/provided by operating activities	(26)	(213)	399

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the period from July 2, 2018 through December 31, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and twelve months ended December 31, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Twelve Months Ended December 31, 2017
Cash Flows from Investing Activities
Additions to newbuildings	—	(1)	(33)
Additions to drilling units and equipment	(27)	(48)	(59)
Proceeds from contingent consideration	65	48	95
Settlement of the West Mira	—	—	170
Refund of yard installments	—	—	25
Sale of rigs and equipment	—	126	122
Payments received from loans granted to related parties	23	24	66
Buyout of guarantees	—	—	(28)

Net cash provided by investing activities	61	149	358

Cash Flows from Financing Activities
Proceeds from debt and revolving lines of credit	—	875	—
Repayments of debt	(83)	(153)	(754)
Mandatory redemption of New Secured Notes	(121)	—	—
Debt fees paid	(4)	(35)	(53)
Repayments of debt to related party	—	—	(39)
Contribution from non-controlling interests, net of issuance costs	—	200	—

Net cash (used in)/provided by financing activities	(208)	887	(846)

Effect of exchange rate changes on cash	(1)	(5)	5
Net (decrease)/increase in cash and cash equivalents, including restricted cash	(174)	818	(84)

Cash and cash equivalents, including restricted cash, at beginning of the period	2,177	1,359	1,443

Cash and cash equivalents, including restricted cash, at the end of period	2,003	2,177	1,359

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from July 2, 2018 through December 31, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and twelve months ended December 31, 2017 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2016 (Predecessor)	1,008	3,306	1,956	53	3,198	9,521	542	10,063
Share based compensation charge	—	7	—	—	—	7	—	7
Other comprehensive income	—	—	—	5	—	5	—	5
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(2,973)	(2,973)	(129)	(3,102)

Balance at December 31, 2017 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959

Adoption of new accounting standards:
ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Other comprehensive income	—	—	—	—	—	—	—	—
Share based compensation charge	—	9	—	—	—	9	—	9
Redeemable non-controlling interest	—	—	—	—	127	127	(150)	(23)
Reclassification of non-controlling interest	—	—	—	—	(43)	(43)	43	—
Net loss	—	—	—	—	(3,881)	(3,881)	(6)	(3,887)

Balance at July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981

Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)

Balance at July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154

Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501

Balance as at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Balance as at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Other comprehensive loss	—	—	—	(7)	—	(7)	—	(7)
Revaluation of the AOD Redeemable NCI	—	—	—	—	(9)	(9)	—	(9)
Net loss	—	—	—	—	(602)	(602)	(2)	(604)

Balance as at December 31, 2018 (Successor)	10	3,491	—	(7)	(611)	2,883	152	3,035